Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.   CNPJ 60.872.504/0001-23 A Publicly Listed Company      NOTICE TO STOCKHOLDERS      Payment of Earnings - Monthly Dividend         ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the monthly dividends related to  2020, amounting to R$ 0.015 per share, will be paid in accordance with the schedule below, without  withholding income tax:      Month of accrual   Base date   Date of the last  trading day at B3   Payment   January   Dec 30   February 03, 2020   February   Jan 31   March 02, 2020   March   Feb 28   April 01, 2020   April   Mar 31   May 04, 2020   May   Apr 30   June 01, 2020   June   May 29   July 01, 2020   July   Jun 30   August 03, 2020   August   Jul 31   September 01, 2020   September   Aug 31   October 01, 2020   October   Sep 30   November 03, 2020   November   Oct 30   December 01, 2020   December   Nov 30   January 04, 2021        In accordance with our Stockholder Remuneration Policy (Dividends and Interest on Capital) available  on the Investor Relations website, the monthly payment is made as an advance of the amount that will  be paid after the determination of the annual Balance Sheet.      São Paulo (SP), December 6, 2019.      ALEXSANDRO BROEDEL   Group Executive Finance Director and Head of Investor Relations